EXHIBIT 99.1

Endeavour Silver Drilling Intersects New High-Grade Gold-Silver Mineralization in Melladito Vein at Bolanitos Mine, Guanajuato, Mexico

VANCOUVER, British Columbia , May 20, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces that exploration drilling in Q1, 2020 intersected new high-grade gold-silver mineralization in the Melladito vein at the Bolanitos mine in Guanajuato, Mexico.  A total of 14 holes were drilled and 8 holes intersected high grades over minable widths (view longitudinal section here).

Drilling highlights of 8 core holes include the following intersections:

  24.3 grams per tonne (gpt) gold and 787 gpt silver over a 1.5 meter (m) true width in hole BN27 (3,217 gpt or 93.8 oz per ton (opT) silver equivalents (AgEq) at a 100:1 silver:gold ratio)
  12.5 gpt gold and 50 gpt silver over a 1.1 m true width (1,300 gpt or 37.9 opT AgEq)
  7.37 gpt gold and 170 gpt silver over a 2.7 m true width (907 gpt or 26.4 opT AgEq)

The eight drill holes outline a new mineralized zone 100 m long by 200 m deep, open in all directions.  It could connect with the historic high-grade San Ramon mine workings immediately west of and the San Pablo mine workings immediately east of the drill holes.  This part of the Melladito vein was not previously explored and represents an exciting new area for resource estimation and mine development.

Bradford Cooke, Endeavour Director and CEO, commented, “Last year at Bolanitos, we were successful in outlining new resources in the San Miguel vein, now under development, and we expect to commence mining at San Miguel in Q3, 2020.  This year, we are discovering new resources in the Melladito vein, which should allow us to develop and mine there next year, as the orebody is only 300 m from the La Luz Ramp and 300 m from the San Miguel ramp.”

“Exploration activities were halted on April 1, 2020 due to the government mandated suspension of non-essential activities during the COVID-19 pandemic.  Now that the government has decreed that the mining industry can go back to work, subject to certain conditions, the exploration team will resume drilling at Bolanitos and other projects on or after June 1, 2020.”

Drilling results are summarized in the following table:

Hole	Structure	From	True width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
BN-27	Melladito	113.65	1.5	24.34	787	3,221
	Including	113.65	0.2	91.8	2,200	11,380
BN-31	Bolanitos-San Miguel	132.9	1.1	12.48	50	1,298
	Including	134.3	0.2	50.8	191	5,271
BN-32	Melladito	67.5	2.7	7.37	170	907
	Including	69.85	0.6	9.47	327	1,274
BN-33	Melladito	93.3	1.8	3.87	140	527
	Including	94.5	1	6.8	249	929
BN-34	Melladito	187.65	4.5	1.29	108	237
	Including	194.5	0.5	0.67	627	694
	Fw Melladito	213.35	1.6	9.85	16	1,001
	Including	215.45	0.4	27.4	37	2,777
BN-35	Melladito	216.3	1.1	0.73	306	379
	Including	217	0.4	0.77	470	547
BN-36	Melladito	243.1	4.3	2.06	18	224
	Including	247.35	0.4	4.62	5	467
BN-39	Melladito	251.6	0.8	1.86	828	1,014
	Including	252	0.5	2.91	1,395	1,686
	Fw Melladito	268.5	4.9	2.39	13	252
	Including	272.25	0.9	3.5	16	366

Silver equivalents are calculated at a ratio of 100:1 silver: gold. All widths are estimated true widths.

Qualified Person and QA/ QC

Godfrey Walton, M.Sc ., P.Geo ., Endeavour President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates is used to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AA) finish and silver by aqua regia digestion and ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera Mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2020 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.